Contacts: Lorus Therapeutics Inc. Bruce Rowlands Senior Vice President (416) 798-1200 ext. 338 browlands@lorusthera.com	Media Contact: Eliza Walsh / Amy Banek Mansfield Communications (416) 599-0024 / (212) 370-5045 eliza@mcipr.com	US Investor Relations Tim Clemensen Rubenstein Investor Relations (212) 843-9337 tim@rir1.com

LORUS THERAPEUTICS INC. PRESENTS VIRULIZIN(R) AT INTERNATIONAL

IMMUNOLOGY CONFERENCE

-Presentation outlines details of how Virulizin(R) stimulates an antitumor immune response-

TSX:               LOR

AMEX:          LRP

TORONTO, CANADA, July 23, 2004 – Lorus Therapeutics Inc. (“Lorus”), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, will be presenting at the joint 12th International Congress of Immunology (ICI) and 4th Annual Conference of the Federation of Clinical Immunology Societies (FOCIS) to be held in Montreal, Canada, July 18-23, 2004.

A study entitled  “Virulizin(R), a novel biological response modifier, activates NK cells and induces antitumor activity” has been accepted for presentation.  The study will also be published as an abstract in the meeting abstract book and in a supplement to the Clinical Investigative Medicine Journal. [Abstract Number (1212AM) and Publication Number (Th53.262)].

VirulizinÒ is a novel biological response modifier that has demonstrated strong antitumor efficacy and an excellent safety profile in previous studies.  Currently, Virulizin(R) is being evaluated for efficacy in a pivotal Phase III clinical trial against pancreatic cancer and is Lorus’ most clinically advanced anticancer therapeutic.  The investigation accepted for presentation outlines the recent preclinical studies that have identified critical cellular and molecular details of how Virulizin(R) stimulates an antitumor immune response.

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The presentation will cover a number of in vivo and in vitro experiments that demonstrate the involvement of specialized immune cells, called NK cells, in the antitumor response elicited by Virulizin(R).  Virulizin(R) treatment results in expansion and activation of NK cells in the spleen with a subsequent increase in NK cell infiltration into tumors.  In NK cell-depleted animals, Virulizin(R)-mediated antitumor response is significantly diminished.

“In the last two years, our understanding of how Virulizin(R) acts as an antitumor agent has progressed significantly and we are pleased with the opportunity to present our data at an international meeting of this caliber,” said Dr. Jim Wright, CEO of Lorus Therapeutics.  “ICI and FOCIS represent the leading edge of immunology research both from a basic science and clinical perspective.”

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of seven clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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